                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                      ----------------------------------

                                 SCHEDULE 13G

                                (RULE 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(b) AND (c) AND AMENDMENTS THERETO FILED
                             PURSUANT TO 13d-2(b)


                             (AMENDMENT NO. 2)(1)


                       DIGITAL GENERATIONS SYSTEMS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   253921100
--------------------------------------------------------------------------------
                                (CUSIP Number)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           / / Rule 13d-1(b)

           / / Rule 13d-1(c)

           /X/ Rule 13d-1(d)




--------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 253921100                    13G                    Page 2 of 9 Pages
-------------------------------------------------------------------------------
 (1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          SIERRA VENTURES IV, A CALIFORNIA LIMITED PARTNERSHIP ("SIERRA IV") 94-3137106
-------------------------------------------------------------------------------
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A
      GROUP*                                                   (a) / /  (b) /X/
-------------------------------------------------------------------------------
 (3)  SEC USE ONLY
-------------------------------------------------------------------------------
 (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          CALIFORNIA LIMITED PARTNERSHIP
-------------------------------------------------------------------------------
  NUMBER OF                   (5)  SOLE VOTING POWER
    SHARES                                                                  -0-
 BENEFICIALLY                --------------------------------------------------
   OWNED BY                   (6)  SHARED VOTING POWER
     EACH                                                                   -0-
  REPORTING                  --------------------------------------------------
 PERSON WITH                  (7)  SOLE DISPOSITIVE POWER
                                                                            -0-
                             --------------------------------------------------
                              (8)  SHARED DISPOSITIVE POWER
                                                                            -0-
-------------------------------------------------------------------------------
 (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                                      -0-
-------------------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES*                                              / /
-------------------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                             0%
-------------------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON*
                                                                             PN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 253921100                    13G                    Page 3 of 9 Pages
-------------------------------------------------------------------------------
 (1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          SV ASSOCIATES IV, L.P. ("SV ASSOCIATES") A CALIFORNIA LIMITED PARTNERSHIP
          94-3137105
-------------------------------------------------------------------------------
 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A
      GROUP*                                                   (a) / /  (b) /X/
-------------------------------------------------------------------------------
 (3)  SEC USE ONLY
-------------------------------------------------------------------------------
 (4)  CITIZENSHIP OR PLACE OF ORGANIZATION

          CALIFORNIA LIMITED PARTNERSHIP
-------------------------------------------------------------------------------
  NUMBER OF                   (5)  SOLE VOTING POWER
    SHARES                                                                  -0-
 BENEFICIALLY                --------------------------------------------------
   OWNED BY                   (6)  SHARED VOTING POWER
     EACH                                                                   -0-
  REPORTING                  --------------------------------------------------
 PERSON WITH                  (7)  SOLE DISPOSITIVE POWER
                                                                            -0-
                             --------------------------------------------------
                              (8)  SHARED DISPOSITIVE POWER
                                                                            -0-
-------------------------------------------------------------------------------
 (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                                      -0-
-------------------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
      EXCLUDES CERTAIN SHARES*                                              / /
-------------------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                            -0-
-------------------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON*
                                                                             PN
-------------------------------------------------------------------------------

                                                              Page 4 of 9 Pages


ITEM 1(A).        NAME OF ISSUER

                  Digital Generations Systems, Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  875 Battery Street, 2nd Floor
                  San Francisco, CA 94111

ITEM 2(A)-(C).    NAME, ADDRESS AND CITIZENSHIP OF PERSONS FILING

                  This amended statement is being filed by SV Associates IV, L.P., a California limited partnership ("SV Associates") whose principal business address is 3000 Sand Hill Road, Building Four, Suite 210, Menlo
Park, California 94025. SV Associates is general partner to Sierra Ventures IV, a California Limited Partnership ("Sierra IV") and Sierra Ventures IV International, a Delaware Limited Partnership ("Sierra IV International").
The names, business addresses and citizenships of all of the general partners of SV Associates are set forth on Exhibit B hereto.

ITEM 2(D) AND (E).  TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

                  Common Stock
                  CUSIP # 253921100

ITEM 3.  NOT APPLICABLE

ITEM 4.  OWNERSHIP

         Please see Item 5.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         This statement is being filed to report the fact that as of the date hereof, each reporting person has ceased to be the beneficial owner of more than five percent of the common stock of Digital Generations Systems, Inc.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable.  See Item 5.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

                                                              Page 5 of 9 Pages


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         Not applicable.

                                                              Page 6 of 9 Pages


                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

Date: February 14, 2000


                                                SV ASSOCIATES IV, L.P.


                                            By: /s/ Peter C. Wendell
                                                -------------------------------
                                                Peter C. Wendell
                                                General Partner


                                                SIERRA VENTURES IV., A
                                                CALIFORNIA LIMITED
                                                PARTNERSHIP
                                                By SV Associates IV, L.P., its
                                                General Partner


                                            By: /s/ Peter C. Wendell
                                                -------------------------------
                                                Peter C. Wendell
                                                General Partner

                                                              Page 7 of 9 Pages


                                 EXHIBIT INDEX


                                                                                Found on
                                                                              Sequentially
       Exhibit                                                                Numbered Page
       -------                                                                -------------
      Exhibit A:    Agreement of Joint Filing                                       8

      Exhibit B:    List of General Partners of SV Associates IV, L.P.              9


                                                              Page 8 of 9 Pages


                                   EXHIBIT A

                           AGREEMENT OF JOINT FILING


         The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the statement dated February 14, 2000, containing the information required by Schedule 13G, for the Shares of the Common Stock of Digital Generations Systems, Inc. held by Sierra Ventures IV, a California Limited Partnership.

Date:      February 14, 2000


                                                SV ASSOCIATES IV, L.P.


                                            By: /s/ Peter C. Wendell
                                                -------------------------------
                                                Peter C. Wendell
                                                General Partner


                                                SIERRA VENTURES IV., A
                                                CALIFORNIA LIMITED
                                                PARTNERSHIP
                                                By SV Associates IV, L.P., its
                                                General Partner


                                            By: /s/ Peter C. Wendell
                                                -------------------------------
                                                Peter C. Wendell
                                                General Partner

                                                              Page 9 of 9 Pages


                                   EXHIBIT B

                  GENERAL PARTNERS OF SV ASSOCIATES IV, L.P.


     Set forth below, with respect to each general partners of SV Associates IV, L.P. is the following: (a) name; (b) business address and (c) citizenship.

     1.    (a)    Peter C. Wendell

           (b)      c/o Sierra Ventures
                    3000 Sand Hill Road
                    Building Four, Suite 210
                    Menlo Park, CA 94025

           (c)      United States Citizen



     2.    (a)      Jeffrey M. Drazan

           (b)      c/o Sierra Ventures
                    3000 Sand Hill Road
                    Building Four, Suite 210
                    Menlo Park, CA 94025

           (c)      United States Citizen